Filed by Vireo Growth Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Planet 13 Holdings Inc.

Commission File No. 000-56374

Date: October 21, 2026

As previously disclosed, on July 26, 2026, Vireo Growth Inc., a British Columbia corporation ("Vireo"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Planet 13 Holdings Inc., a Nevada corporation ("Planet 13"), and Supernova Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Vireo ("Merger Sub"), pursuant to which Vireo will, as a result of the merger contemplated thereby, acquire all of the issued and outstanding equity interests of Planet 13 (the "Merger").

On October 20, 2026, Sam Armenia, Vireo’s Director of Capital Markets, made and/or reposted the below communications on his X account.

On October 19, 2026, Sam Armenia, Vireo’s Director of Capital Markets, participated in a recorded interview with Mackenzie Peterson on AdvisorShares AlphaNooner, which was made publicly available on October 20, 2026. A transcript of the interview is set forth below.

Transcript

INTERVIEW WITH ADVISORSHARES ALPHANOONER – OCTOBER 19, 2026

MACKENZIE: Cannabis investors have faced plenty of twists and turns lately as the industry pushes into a new era, but has anything fundamentally changed about the opportunity? With another deadline approaching in Washington, we’re sitting down with Sam Armenia from Vireo Growth to separate the headlines from what actually matters, discuss what’s happening with rescheduling and beyond, and look to where investors might find reasons for optimism. With all that said, thanks for joining, Sam. We really appreciate it.

SAM: Thanks for having me, Mackenzie.

MACKENZIE: Of course. I know before we went live, we were chatting. There’s a lot going on in cannabis. Never a boring sector, never a boring space. But I wanted to spend some time breaking down what the current opportunity story is and how things are shaping up, because again, there’s a lot going on. So maybe to start on the big-picture side of things: we got medical cannabis rescheduled in early April this year, and we’re in the process of getting recreational cannabis rescheduled, which would obviously be a very meaningful unlock for the industry. But we’ve seen a stay this past month, and now it seems like we’re getting a new deadline, looking at October 21. I would love to get your read in terms of what it all means and what people should be paying attention to.

SAM: I mean, we’re always assuming, when we make calls, that the process is procedural and it’s playing out. We see and hear a lot of that; a lot of the analysts are suggesting that’s what’s happening. Ultimately, I don’t think any of us know for certain what’s really going on behind closed doors, but we do know the DEA was the proponent of the rule through the hearings in the summer and made very strong arguments for rescheduling adult use: that cannabis has medical value as a plant, which includes both medical and adult use. So I’m still very optimistic that the process is playing out. We know that the prohibitionist side of the argument is going to try everything they can to throw a wrench in the spokes and slow the process down, or have infinite delays and stays. So it’s to be expected, I think, that we’re seeing some of this, quote unquote, delay with the stays now. As it plays out, I read the DEA’s brief in full. I think I even posted it on X. They articulate very clearly what their position is, and that the other side doesn’t really have a germane argument here with the GAO report. For those that don’t know, the GAO report was one that suggested there were gaps in how the process happened in terms of reporting the steps, but not that there is any issue with the rescheduling of cannabis writ large. In fact, this could be applied to virtually any scheduling process, right? This wasn’t about cannabis per se, but more that they didn’t tick every box, let’s say, in the bureaucratic look at things. So it’s no surprise that they’re finding wherever there’s weakness, anywhere they can push to create some friction. And ultimately, I think the judge was very clear throughout the hearings in the summer that a lot of the arguments the prohibitionists were making were because it affects their wallet, and not because there’s a health issue or a broader societal issue here. So I’m still very optimistic that we are going to see it.

I’m concerned with the midterms fast approaching. We’re now, what, two weeks away tomorrow. Assuming the polling is accurate to what the outcome is going to be, we may see the House and/or the Senate flip during the midterms. And then you have an administration that may be somewhat of a lame duck for the final two years. How incentivized are they? How aggressive are they to push through some of the promises that they made? Or do they get distracted, or start heading down a different path with what they’re trying to achieve for the final two years? So that’s a bit of a concern. There’s also a bit of concern on some state levels, with Massachusetts Ballot Question 8. To me, it was pretty scandalous how SAM positioned that, just standing outside of grocery stores collecting signatures from Virginia. It doesn’t make much sense that this was allowed, but it was. And even how the question is structured on the ballot, where a yes is a vote to repeal adult use in Massachusetts and a no is a vote to keep the status quo. That alone could confuse voters. Not every voter is obviously as educated on cannabis as we are, or as the investor community that’s focused on this every day. So just the semantics of yes and no on the ballot could be a concern with how people vote. They may think that they’re voting yes to keep adult use when in fact that would be a vote to repeal. And then it’s about turnout. Midterm turnout is notoriously low anyway, and it’s also about which demographic turns out in a midterm. It’s not really the young people that tend to turn out. So when the population is potentially more seniors, they may be more conservative in their vote. I know that the polling looks solid. It’s strong; I think two-thirds still support adult use. But ultimately they just have to get 50 percent, and then you have a repealed state of adult use, which we haven’t had yet.

So there’s a lot that’s going to play out in the next few weeks, both with the GAO stay and the continuation of the ALJ hearing: whether they open it up to further discovery, which is potentially one outcome, or whether they say this report isn’t germane to the process, let’s close the book on this. And then we get the judge’s recommendation, which again isn’t binding, so the DEA and DOJ ultimately have the power here on whether to sign the final rule. But it’s all guesswork at this point. I’ve had some conversations with some people that have gone to Washington, and we’re having good, pragmatic conversations with the Treasury about the tax structure. When you have this bifurcation between medical and adult use, are these businesses ultimately going to have to file two returns? How does this play out in a pragmatic way? If half your business is medical and half is adult use, are you filing two returns? There are stub periods depending on how retroactive it is. And one argument that can be made is that to produce one unit of medical cannabis, you need your rent or your lease, you need your utilities, you need everything in your SG&A. So you could argue that most, if not all, SG&A costs could flow through the medical side of the business. Whether or not they’re okay with that as an outcome remains to be seen. What I do know is that they’re listening and they’re having the conversations, and to me that’s a positive for the industry: they want feedback from the industry. They’re trying to get as educated as they can on what’s going on with these businesses, and they seem open to a pragmatic approach to the tax side of things. But ultimately, if adult-use cannabis isn’t rescheduled and we have this fully bifurcated structure, I don’t think anybody fully understands or appreciates what it’s going to look like and how it’s going to affect these businesses.

When you have all these uncertainties and all these delays, it should be no surprise that the price action is what it is in the space. There’s a lot of outlier action, with some companies outperforming on a year-to-date basis. Someone like Trulieve uplisted their medical business and ring-fenced their adult use. Most of their business was medical, so it made total sense why they did that. I think they’ve recovered pretty nicely since their uplist and are probably the strongest name in terms of performance year to date. And then some are going the wrong way, and there are reasons for that.

As a company, from Vireo’s perspective, you always have to be aware of everything that’s going on and be ready to pivot, because you don’t know ultimately where the outcomes are going to be on some of this regulatory process. But we’re heads down, focused on building our business, and obviously on our M&A strategy, which has been the most aggressive in the industry over the last twelve to twenty months. We announced something like seventeen deals, and a bunch of them are still pending. C21 closed in the summer, so I’m fully on board with Vireo now, and really excited about what we’re working on and where I think we’re headed. But I also think that because there’s a lot of PTSD around M&A in the space, because of so much failed M&A historically, there is a tendency for the investor community to take a prove-it approach: show me the results before I believe that this time is different. We understand and appreciate that, and that’s what we intend to do. Ultimately, the proof is going to be in the numbers over the coming quarters as we close these deals and continue to build our strategy. I think our M&A strategy is very different from what we’ve seen in the past in the industry, both in the price we’re paying for these businesses versus the hot-cycle highs when a lot of M&A happened, and in the deconsolidated nature of our business, where we have a heavy focus on local operators and corporate is really just there for support: financial support and data intelligence sharing. We have probably one of the most robust data intelligence platforms in the industry, and I think it’s really a game changer.

So from a company perspective, I’m really excited. From an industry perspective, I’m hopeful, but I’m measured, and I have some angst. I lose some sleep sometimes thinking about what the potential outcomes are here. I’ll take a tangent: I’ve done a lot of fund meetings over the last month or two. I’m obviously not going to go into the details, but I’ve had a lot of conversations with funds that have either dipped a toe in the industry and are invested now, or were invested five years ago and are revisiting the space because they hear all the chatter about rescheduling and the potential for positive regulatory change. They’re familiarizing themselves with the companies, and you can tell based on the questions: the first set of questions is always around the regulatory. I think everybody recognizes that the regulatory drives the price action in this industry, so there’s far less focus on the fundamentals of these businesses, which is a shame, because ultimately your future cash flows are really what should determine what you trade at and what your valuation is. But the focus is heavy on the regulatory. They want answers as to how we see the process playing out, and of course nobody has those answers. Even some of them that have invested in some of the names, maybe some of the uplisted names, have a lot of hesitancy to go further into the space until some of this plays out, especially since some of these names have been run over, so to speak. So it’s challenging to find new capital to invest in the space. We’ve talked about this before, right? Retail has been exhausted and hurt. I only have to look at my own portfolio to know that firsthand, having invested heavily in the space for a long time.

MACKENZIE: Yeah.

SAM: So it’s a shame that in the few places where there is conversation about cannabis industry investing, the chatter has turned so negative. It’s attack mode all the time. It’s very venomous. Everybody’s blaming everybody all the time. Ultimately, when I try to zoom out, I ask: What has Green Thumb been doing? What has Trulieve been doing? What has Curaleaf been doing? Are they achieving the goals they’ve set out and told investors they’re trying to accomplish? Are they ultimately delivering results? And look, the industry has been stagnant for growth, for the most part, for years now, and we know there are a lot of reasons why. One of the main reasons is obviously that the intoxicating hemp industry took a lot of that growth. THC growth is tremendous: if you put intoxicating hemp and state-legal together, there’s been tremendous growth, right? But it siphoned off to the loophole industry, whatever we want to call it. Even that has a deadline right now, December 11, and we have no idea how that’s going to go. Are there going to be carve-outs for certain things? Is it going to be a blanket closing of the loophole? And if so, how are they going to enforce it? We’ve seen that on some state levels, Ohio being the best example. Headset just updated their Ohio numbers, and it was up 33.2 percent year over year. Huge. They started enforcing the hemp ban in March. So we’re seeing that where there’s enforcement, there’s tremendous growth back to the state-legal industry. We’ve seen some other green shoots in Florida, where there’s solid growth, and in some other states. So that’s really where we want to be focused. But the challenge to being focused there is that it never translates to the price action, or has not yet so far.

MACKENZIE: Which, again, is because it hasn’t really come to fruition. So I think that totally makes sense. Like you’re saying, I think the industry has for a long time really wanted to iron out the remaining uncertainty, whether that relates to intoxicating hemp or, of course, where things land with rescheduling, and even on a state-by-state level there’s some degree of that. But to me, something like Trulieve, and compliments to the team, the certainty they’ve been able to shore up by being very focused on the medical side is hopefully a testament to where things can go, if we do see things change on the recreational side, to spill through the entire industry. Of course, there are losers, but yeah. Sorry.

SAM: And they’ve re-rated in relation to the overall space. Relative to the space, they’ve performed much better with their uplisting and with their clear strategy of going into Georgia and going deep into Texas. We have a clear understanding of what their goal is, and they’re out there executing on it. So if you’re uplisted and you have that volume, does price discovery start to play out, where they’re now getting a better multiple because of this? Ultimately, the industry’s overall average multiple is still very depressed, especially if you compare it to other CPG industries. But there’s a reason for it, which we just articulated, with all the regulatory unknowns. I don’t think anybody thinks that cannabis is going back to the dark days of Schedule I, with no guidance and no understanding of what the future holds, but the future still remains uncertain. So going back to the fund investor thinking: until all of this is clear and played out, I expect more of the same. Is it opportunity? You hate to say now is the time to buy because certain names are depressed. It could be, but we could also have a long period of uncertainty. If the current ALJ hearing gets reopened and they go through another discovery process, that’s just going to add more uncertainty to the timelines. If something happens with intoxicating hemp, whether the deadline gets extended again or a carve-out is not favorable to the state-legal industry, ultimately we don’t know how any of this is going to play out. And I think you’re seeing that every day in the price action of the stocks, or the lack of it, right? The lack of volume, the lack of interest.

MACKENZIE: Yeah. But again, I think it’s tough, obviously, for general investors who’ve been in it. You’re in it; I’m in it the same way. But I also feel like it is the time, like you were saying with talking to investors. We’re constantly trying to talk with advisors and give them a sense of where the opportunity stands and what’s coming next, just to get them educated now, as things hopefully change over. I think it is tougher to tell that story, or even get an ear, when things are so volatile. But I think the education now will pay off, so you at least understand it. There will hopefully still be volatility, but I think this kind of volatility hopefully gets left behind when we move into that new era. When and if.

SAM: Fingers crossed, the glass-half-full view is that they’re asking questions, they’re taking meetings, they’re interested in revisiting the space and trying to get up to date on the companies and what’s going on. I take that as a positive. I think we underappreciate what the uplisting did for the industry in terms of the generalist investor or the fund investor revisiting the space. We’re seeing that obviously in Trulieve’s volume. It’s been a tremendous boost to their volume, and they’re not nearly as volatile now as they might have been. These are all steps, all positives, but for the most part the rest of the industry is waiting, because ring-fencing your adult use from your medical when it’s a fifty-fifty split, like most of these companies, doesn’t make much sense, right? So it remains to be seen.

MACKENZIE: Fair enough. All right, in terms of rescheduling, one positive and one negative that you’re thinking about? To me, the negative obviously is another delay. But the positive is that it’s not that long. It’s not six months, or even three months. It’s relatively a handful of days, but obviously it’s still tough to hear.

SAM: To me, that was a positive, though: they’re still trying to keep it on a timeline and keep it moving forward. It’s a great positive that it isn’t “let’s revisit in January or February.” It’s a very expedited timeline, so it seems that the judge wants to keep this moving forward, with very understandable timelines for the stay, the briefs, and the responses. We’ll see. I’m expecting that we get some guidance in the near term on whether this is going to reopen, with the hearing going deeper into discovery and whatnot. But let’s hope they don’t find this to be germane to the process and that we move forward.

MACKENZIE: I will say I’m kind of hoping for a “history repeats or rhymes” situation. I feel like we had you on around 4/20 this year, when things were looking a little bit tough, and right following that, we had good news. So hopefully. Good luck.

SAM: It’s funny, because both times it happened I was away with my family. I was in Europe in the summer of 2023 when the HHS recommendation came out, and then I can’t remember where I was with my family when the proposed rule came out. So Jane would always text me, “Can you please go away?”

MACKENZIE: Exactly. I think you need to set up something that’s very high stakes, like a kids’ game or something, even just to get something going that is unbreakable.

SAM: I’m too busy right now. There are no vacations planned. Onboarding with Vireo has been a lot. I feel like I’m finally getting my feet underneath me and moving forward with the team. It’s a fantastic team, everybody across the board: John, our CEO; Tyson, our CFO; and Lynn, our head of IR. I love working with her; we work together really closely. And the state leaders are phenomenal. I cannot emphasize that enough. It’s one thing to say it. I came on knowing it, and that was the messaging, that we were going with this deconsolidated structure with really strong, deep-bench state leaders. But meeting them and seeing what they’re doing, it’s really impressive. So I’m really excited about our future and our team. I think it came out that we have a new team member, but I’m not going to say it because I’m not sure if it’s out there or not. I saw somebody say it on X.

MACKENZIE: Okay.

SAM: So yeah, really feeling good about where we are and really excited about it. Obviously we have a bunch of pending deals, and we also have Q3 coming up in a few weeks, so I don’t want to talk too much about what’s going on. But one place I can lean in is the OMMU data in Florida, the volume data that the state publishes weekly. There are some third-party websites where you can look at what’s been going on in that market, and Green Dragon, which is our business there, is number one in absolute growth year over year for Q3, from both a flower and an ounces perspective. It’s off a lower, smaller base, so it’s not like it was at peak performance and has now jumped, but it’s a fantastic trend that we’re seeing. Our market share is growing regularly there. And on a pro forma basis, assuming we close the other two deals, we’re seeing pretty strong gains across the platform, and I’m really excited about what Florida is going to be for us. We share state-level data in our earnings reports, so maybe I come on after Q3 and we can talk more about what’s going on at the state level. I’m also excited about states like Ohio that are showing such tremendous double-digit growth. That’s one of our pending deals, so here’s hoping.

Overall in the industry, you hate to say it’s status quo. I’m really excited to see what the other companies in the industry report, because I think for the most part the leaders of the space have taken the approach we’ve taken, which is to put our heads down and focus on building and optimizing the business and finding the next growth opportunities, whether organic or M&A. I think everybody’s pretty clear on the strategy for each of these companies, and they’re differentiated strategies. So there are different ways to invest in this space. If you invest in the four names that all have a billion-plus run rate, it’s four very different strategies. Think of Curaleaf with their international business; they’re trying M&A right now to expand that side of the business. GTI with its strength in brands. And Trulieve with its southeast expansion through the licensing process, which, when they do it, they can do better than anybody, given what they built in Florida. So there are different strategies playing out with the big names in the space, and I think there’s a lot to be excited about. We got past what was the loudest noise in the space, the debt cliff, with all these companies having significant maturities on their debt. We got past all of that relatively unscathed. It was a lot of noise for nothing, and maybe I was overstating it too sometimes in these interviews, when there was so much concern about this three-billion-dollar cliff. And we’re past it. This industry is so nimble. It’s amazing how, with hands tied behind their backs, these companies find a way to navigate a double-digit cost of capital and the lack of capital investment in the space. But here we are. We’ve been doing this for a long time, and a lot of these companies, not all, are better positioned now than probably ever. So that’s something to be excited about for when the shackles come off.

MACKENZIE: Yeah, I think the board has definitely reshuffled. We’ve talked about this in the past: cannabis looks so different than it did even five years ago in terms of how things are developing. It’s definitely interesting for investors tracking the space, in terms of which strategies are appealing or whether they just want general exposure. I think it is a frontier-pushing theme and investment, where you are investing in something that’s coming out of prohibition for the first time in a long time in the U.S., and that can obviously be difficult. Like you’re saying, fighting with both hands behind your back, but still fighting and still making your way through. I think it’s a testament to the companies that are able to pull through, stick with it, find a way to capture some growth, and stay fighting. I am curious, since we touched on Curaleaf and, of course, all of the M&A that’s been going on lately, to get your quick take on the trends you see there. Any high-level thoughts on M&A in this current environment? And on the other side, hopefully with rescheduling, I’m sure that would pick up more, but I’d be curious about your thoughts.

SAM: I still think it’s front and center for most companies. That doesn’t mean we’re going to see a ton of it, especially with the currencies being depressed. It makes it so much more challenging to get M&A across the table when you’re trading at a four-times multiple, because that tends to be where transactions take place, and deals become far less accretive if you’re paying what you trade at. So it’s either the expectations of a lot of the smaller operators, the single-state operators and the privates, coming down, lowering their asking price, so to speak, or finding other ways to see synergies. Even if you pay a multiple similar to what you trade at, what synergies can you unlock with the M&A? This industry has to consolidate. There are too many small operators and too many private operators; it’s too fragmented. And we know through the history of capitalism that every industry consolidates. It’s going to happen. So the question most people try to figure out is who’s going to be the winners. I think there was a period of time when there was a lot of focus on being exposed to some of the smaller names that were ripe for M&A. But because there’s just not a premium, aside from the premium Curaleaf is offering Aurora, there’s not much of a premium available with where these companies trade. I think it’s less about a win today and more about what you can build for the future. A lot of the smaller companies just don’t have access to the capital necessary to grow and become something more, so ultimately joining a bigger player can make a lot of sense. It’s why C21 chose the path that we chose, joining one of the largest companies, well, now the largest on a pro forma footprint. We felt that the path to winning was through one of the larger companies in the space versus trying to keep doing what we were doing. It was becoming so challenging to get across the line on any M&A when you’re small and you’re competing against larger companies, right?

So there’s still a lot of distress in the space in terms of balance sheets, and that really affects operators. The longer that overhang lasts, the more they either need to partner with someone or have to take bad terms in refinancing. So I still think there’s a lot of opportunity because there’s distress. I wish we could see some stabilization with price compression, because the bear would argue there is no end to price compression, but there is. Ultimately, there’s always an equilibrium where supply and demand are going to meet, and in some of the mature markets we’re seeing that. We’re actually seeing some upticks in some of the mature markets. I still think the cost per use of cannabis is probably the cheapest of all the options out there, especially in mature markets, where you can pay twenty dollars for an eighth, or even less, and have multiple experiences for that twenty bucks. Compared to alcohol, you don’t get that same return, right? And then obviously there’s the wellness side of the plant and all the opportunities that remain to be unlocked there, which we don’t talk about much anymore because, first of all, we’ve already gotten the medical side of the industry rescheduled. There was so much focus on research as an unlock with rescheduling to Schedule III. Obviously, research takes a ton of time, so that’s going to be a much longer-term optimistic side of the industry. But I still think there’s so much to unlock with the plant in terms of wellness and its ability to help a variety of indications, whether it’s pain or sleep, all the things it can help with. I know firsthand, with the back injury that I had, how it can change your life. So yeah, I think it’s an exciting time. It always has been.

MACKENZIE: With a lot of things unlocking, I think the medical rescheduling has been quite underappreciated, because it has been a very meaningful step, and, like you mentioned, it unlocks all these things. But there is so much of a focus on recreational that it’s getting a little bit lost.

SAM: It’s getting lost, for sure. I agree with that.

MACKENZIE: Hopefully, once both happen, both will be boosted up. But again, the effects on the medical side and for research are all a super big positive, especially for the people who use it, like you as well, of course. All right, sort of a final question. On the M&A side, as we were talking about, you mentioned different areas to look. I definitely think being selective matters, but moving to scale is a good marker of where we are. It is time to get bigger. It is time to amp it up, and I think you have done that very well. In terms of the opportunity, have you seen it more on the public side or the private side? Again, without speaking to anything specific, what has the balance been on that front?

SAM: I think everybody’s open to it now. We’ve at least gotten to the place in the industry where, whether private or public, most are at least having the conversations. I can leave it at that. I don’t think anybody’s being stubborn anymore, saying, “No, I’m going to be small and do it on my own.” I think people appreciate that the industry is changing and that it probably makes sense. That doesn’t mean anything’s necessarily going to happen, but the conversations are certainly happening. I mean, that’s widely understood.

MACKENZIE: So more and more opportunity. Again, you still want to be selective, but more to pick from is always a good thing to have.

SAM: There’s no shortage of opportunity for M&A in the space at all. Capital is obviously still tight and constrained, but we just refinanced; it’s one of the things I can point to. We refinanced sixty million with an institutional bank a couple of weeks ago and got eight and a half percent. That refinanced double-digit legacy debt that came to us through M&A, so it’s tremendous savings. On that sixty million alone, I think it’s something like four million in savings to the bottom line. So there’s still a lot of opportunity to optimize, get better, and lower the cost of capital. And obviously the cost of capital is going to go down should we get the adult-use final rule. I think that’s really going to open up a lot for the industry. But the opportunities are there even now, and we’re not the only one that’s done it. There are other examples. Our BMO line that we did earlier, the ABL at SOFR plus 175, is industry leading, but that was backed by the non-cannabis segment of our business. So obviously you can get institutional debt in that world.

MACKENZIE: Yeah. Okay. All really interesting. All right, I feel like we covered a ton. Thanks, as always, for your insight. I always really appreciate walking things through with you. I feel like you provide a very good, balanced view of where we are, what’s ahead, what to be excited about, and what to be cautious about. I think JW always says “cautiously optimistic,” right?

SAM: I love it. I think that’s the way for investors to look at this, and the way for operators to look at this: measuring ten times and cutting once, as opposed to just jumping in. If you’re an investor, understand what you’re investing in. How much of what you’re investing in is hope for a regulatory unlock, versus a strong fundamental business with non-volatile cash flow? There are ways to look at this, right? Ultimately, it’s taking a lot longer than I think any of us had thought, but I think the markets will get it right in time. It’s just a much slower process than any of us appreciated years ago.

MACKENZIE: I agree. It’s taken time, but again, the medical side has been recognized, and demand for cannabis generally has only continued. There are all these positive things; the administration has been behind it. We were talking about the midterms and who comes out to vote, but I think there’s a bit more of a mix nowadays, with it getting that blessing. So I feel like, I don’t know.

SAM: We just crossed the eight-year anniversary of legalization in Canada this weekend. I’m here, and there’s no conversation about cannabis anymore. It’s just normal, right? It’s completely accepted. There’s been massive migration from the illicit to the legal market; the majority of Canadians now participate in the legal market. And that’s what I think the U.S. has to look forward to, because ultimately that’s going to be the outcome. But none of us can figure out the timeline, unfortunately.

MACKENZIE: Yeah, that’s fair. All right, I think that’s fantastic. Sammy, thanks as always. Really appreciate it. Where can people follow along? I know your earnings are coming out soon, but where would you point people?

SAM: They can email me directly at sam.armenia@vireohealth.com if they want to chat, whether about the space or about Vireo specifically. Or you can always just DM me on X. Everybody knows where to find me there.

MACKENZIE: That sounds great. All right, Sammy, thanks so much. We will catch you soon.

SAM: Thank you.

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Additional Information and Where to Find It

On July 27, 2026, Vireo and Planet 13 entered into the Merger Agreement, dated as of July 26, 2026, by and among Vireo, Planet 13 and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will merge with and into Planet 13, with Planet 13 continuing as the surviving corporation of the Merger as a direct wholly owned subsidiary of Vireo.

In accordance with the Merger Agreement, Vireo intends to file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Registration Statement") which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to Planet 13's stockholders in connection with its solicitation for proxies for the vote by its stockholders in connection with the Merger and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Planet 13's equity holders in connection with the completion of the Merger. Planet 13 also intends to file relevant materials with the SEC and applicable Canadian securities regulators, including preliminary and definitive proxy statements relating to the Merger. The definitive proxy statement and other relevant documents will be mailed to Planet 13's stockholders as of the record date established for voting on the Merger. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that may be filed with the SEC or be mailed to Planet 13 stockholders in connection with the Merger.

BEFORE MAKING ANY DECISION, PLANET 13 STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT AS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

Any vote in respect of resolutions to be proposed at Planet 13's stockholder meeting to approve the Merger or other proposals in relation to the Merger should be made only on the basis of the information contained in Planet 13's proxy statement/prospectus. You will be able to obtain a free copy of the Registration Statement, proxy statement/prospectus and other related documents (when available) filed with the SEC at the website maintained by the SEC at www.sec.gov or by accessing the Investor Relations section of Planet 13's website at https://investors.planet13.com/. The information found on, or otherwise accessible through, Planet 13's website is not incorporated by reference into, nor does it form a part of, this Form 425 or any other document that Planet 13 files with the SEC.

Participants in the Solicitation

Planet 13 and its directors and executive officers and certain of its employees may be deemed to be participants in the solicitation of proxies from Planet 13's stockholders in connection with the Merger. Information regarding Planet 13's directors and executive officers is set forth under the captions "Proposal No. 1: Election of Directors," "Corporate Governance," "Executive Officers," "Executive Compensation," "Director Compensation," "Executive Compensation Tables," "Director Compensation" and "Security Ownership of Certain Beneficial Owners and

Management" in the definitive proxy statement for Planet 13's Annual General Meeting of Stockholders, filed with the SEC on April 29, 2026 (the "Annual Meeting Proxy Statement"). To the extent the holdings of Planet 13's securities by its directors or executive officers have changed since the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC.

These documents may be obtained free of charge from the SEC's website at www.sec.gov or by accessing the Investor Relations section of Planet 13's website at https://investors.planet13.com/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus that Vireo expects to file in connection with the proposed Merger and other relevant materials Planet 13 may file with the SEC and applicable Canadian securities regulators.

Vireo, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Planet 13's stockholders in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in Vireo is contained in the sections entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Directors, Executive Officers and Corporate Governance" of Vireo's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026, and which is available free of charge at the SEC's website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

No Offer or Solicitation

This Form 425 is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Merger or the accuracy or adequacy of this communication.

Forward-Looking Information

This Form 425 contains "forward-looking information" or "forward-looking statements" within the meaning of applicable United States and Canadian securities legislation (referred to herein as "forward-looking information"). Forward-looking information contained in this Form 425 may be identified by the use of words such as "should," "believe," "estimate," "would," "looking forward," "may," "continue," "expect," "expected," "will," "likely," "subject to," and variations of such words and phrases, or any statements or clauses containing verbs in any future tense and includes statements regarding expectations around the proposed Merger and the expected timing and benefits thereof; the expected closing date; the approximate value of the consideration to be paid in the Merger; the satisfaction or waiver of the closing conditions set out in the Merger Agreement, including receipt of all regulatory approvals; the expectation that the shares of Planet 13 common stock will be delisted from the Canadian Securities Exchange and OTCQX Market and that Planet 13 will cease to be a reporting issuer under applicable U.S. and Canadian securities laws; and Vireo's expectations around integration of the operations of its recent and announced acquisitions and timing thereof. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Vireo, Planet 13 or their respective subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this Form 425. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management's experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although Vireo and Planet 13 believe that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because neither Vireo nor Planet 13 can give any assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to: risks related to receipt of necessary regulatory and third-party approvals for completion of the proposed Merger; risks and uncertainties associated with the proposed Merger, some of which are beyond Vireo's and Planet 13's control; Vireo's and Planet 13's ability to maintain relationships with suppliers, customers, employees and other third parties as a result of the proposed Merger; the effects of the proposed Merger on Vireo, Planet 13 and the interests of various constituents; subject to the successful outcome of the proposed Merger, the nature, cost, impact and outcome of pending and future litigation, other legal or regulatory proceedings, or governmental investigations and actions; risks related to the timing and content of adult-use legislation in markets where Vireo and Planet 13 currently operate; current and future market conditions, including the market price of the subordinate voting shares of Vireo; risks related to epidemics and pandemics; federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity and the ability of Vireo to raise additional financing to continue as a going concern; Vireo's and Planet 13's ability to meet the demand for flower in their various markets; Vireo's ability to dispose of its assets held for sale at an acceptable price or at all; and risk factors set out in Vireo's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and Planet 13's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which are available on EDGAR with the U.S. Securities and Exchange Commission at www.sec.gov and filed with the Canadian securities regulators and available under Vireo's and Planet 13's respective profiles on SEDAR+ at www.sedarplus.com.

The statements in this Form 425 are made as of the date of this Form 425. Except as required by law, neither Vireo nor Planet 13 undertakes any obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.